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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  / /Form 10-K / /Form 20-F / /Form 11-K /X/Form 10-Q / /Form N-SAR

                 For Period Ended:   June 30, 1999
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                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 ------------------------------
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
     Incomnet, Inc.
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Full Name of Registrant

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Former Name if Applicable
     2801 Main Street
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Address of Principal Executive Office (Street and Number)
     Irvine, California 92614
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
/X/ will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As described in Incomnet's Annual Report on Form 10-K for the year ended December 31, 1998 and Quarterly Report on Form 10-Q for the three month period ended March 31, 1999, Incomnet's management has been seeking to raise additional equity capital and has been engaged in discussions with its primary lender, Ironwood Telecom LLC, concerning the possible conversion into equity of Incomnet's $16.8 million debt with Ironwood. In addition, during the second quarter of 1999, Incomnet's management has been involved in analyzing potential acquisition targets in the telecommunications industry and other strategic options. As a result, Incomnet has a pending material event which will impact its disclosures in its Quarterly Report on Form 10-Q for the Quarter ended June 30, 1999. Therefore, to provide to our shareholders the most current and meaningful information regarding Incomnet, the preparation of Incomnet's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 has been delayed. Incomnet currently expects to file its Form 10-Q on or before August 23, 1999.

                                               (ATTACH EXTRA SHEETS IF NEEDED)
                                                               SEC 1344 (6/94)


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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
              George P. Blanco                949              251-8000
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                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                             See attachment No. 1
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                                Incomnet, Inc.
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date    August 17, 1999                      By /s/ George P. Blanco
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                                                   George P. Blanco

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

____________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
_______________________________________________________________________________


                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

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                                ATTACHMENT NO.1

Incomnet anticipates that the Consolidated Statement of Operations to be filed with the Form 10-Q will contain significant changes in its results of operations between the three and six month periods ended June 30, 1999 and 1998. Total net sales decreased approximately $7.7 million and $16.3 million to $7.9 million and $16.7 million during the three and six month periods ended June 30, 1999, respectively from $15.6 million and $33.0 million during the three and six month periods ended June 30, 1998, respectively. This decline is attributable to significantly lower sales at Incomnet Communications Corp. ("ICC") as a result of the i) disruptions during the first half of 1998 in the independent representative organization which was subsequently reorganized by late 1998; and ii) the difficulty in recruiting additional representatives given the financial condition of the Company. As a result, planned levels of operations for 1999 have not been achieved. Incomnet is continuing to take steps to revitalize ICC's network marketing organization, including developing new telecommunications products and an internet access product that is more competitive, working closer with its Representatives to help them better understand the products and services provided by ICC, developing new commission and bonus programs that will make ICC more competitive in attracting new Representatives, and expanding its focus on Representative recruiting from primarily a Southern California focus to a nationwide program. The revitalization of ICC's network marketing organization has occurred slower than management's expectations. However, management is hopeful its new marketing plans have and will continue to revitalize ICC's efforts to attract additional Representatives. In addition to revitalizing its network marketing organization, ICC also is continuing a cost control program that is anticipated to result in a more efficient operation and a reduced cost structure overall. Despite these efforts, total general and administrative costs for 1999 will continue to be high as a percentage of net sales due to the base costs of needed infrastructure support including facilities, customer service, and other back office operations.

Incomnet's losses for the three and six month periods ended June 30, 1999 are estimated to be approximately $4.1 million and $5.6 million, respectively, as compared with $2.2 million and $4.6 million for the three and six month periods ended June 30, 1998, respectively. The losses are primarily attributable to a decline in sales at ICC for reasons described above offset by a gain on disposal of its subsidiary, GenSource, during only the six month period ended June 30, 1999 of approximately $1.7 million.